July 30, 2025

Erez Zimerman
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

       Re: ZOOZ Power Ltd.
           Registration Statement on Form F-3
           Filed July 24, 2025
           File No. 333-288916
Dear Erez Zimerman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Daniel I. Goldberg